Exhibit 99.1

First Mining Completes Transaction with Metalore to Consolidate Strategic Land Position at Cameron Gold Project in Ontario, Canada

VANCOUVER, BC, Dec. 9, 2020 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has completed the previously announced transaction (the "Transaction") (see Company's December 3, 2020 news release) with Metalore Resources Limited ("Metalore") (TSX.V: MET) pursuant to which First Mining has acquired the East Cedartree claims from Metalore, filling in a strategic piece in First Mining's land holdings near the Cameron Gold Project ("Cameron" or the "Project") located 80 km southeast of the city of Kenora in northwestern Ontario.

Under the Transaction, as consideration for the acquisition of the East Cedartree claims, First Mining has paid Metalore $3,000,000 in cash, and has issued 3,000,000 shares of First Mining to Metalore (such shares are subject to a statutory hold period of four months plus one day from closing). The East Cedartree claims contain an existing mineral resource estimate that was prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and encompass a highly favourable geological setting for new gold discoveries in close proximity to the existing known deposits at the Company's Cameron and West Cedartree properties.

The East Cedartree claims are located between First Mining's Cameron claim block, which includes the "Cameron Gold Deposit" that hosts the current mineral resource on the property, and First Mining's West Cedartree claim block which includes the Dubenski and Dogpaw deposits. The acquisition of the East Cedartree claims therefore consolidates First Mining's land holdings into a single contiguous block and adds a further 3,200 hectares to the 49,600 hectares that First Mining already holds in the district.

About First Mining Gold Corp.
First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) timing for the completion of a Pre-Feasibility Study for Springpole; (ii) timing for the submission of an Environmental Impact Statement for Springpole; (iii) the Company's focus on advancing its assets towards production; and (iv) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: Spiros Cacos | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 16:00e 09-DEC-20